Filed Pursuant to Rule 424(b)(3) and Rule 424(c)

Registration No. 333-138842

Prospectus Supplement No. 1

(To Prospectus Dated December 12, 2006)

ACORDA THERAPEUTICS, INC.

Prospectus Supplement

Dated February 20, 2007

This document supplements the information in our prospectus dated December 12, 2006, relating to the resale of 3,230,769 shares of our common stock.  This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus dated December 12, 2006.  The registration statement on Form S-1 to which this prospectus supplement relates was declared effective by the Securities and Exchange Commission on November 20, 2006.  This prospectus supplement contains information that was set forth in an exhibit to a Current Report on Form 8-K filed with the Securities and Exchange Commission on February 20, 2007 with respect to our announcement on that date of our fourth quarter and full year 2006 unaudited financial results.

Unaudited Financial Results

Zanaflex Gross Sales - For the fourth quarter ended December 31, 2006, we reported gross sales of Zanaflex CapsulesTM of $6.9 million and gross sales of Zanaflex® tablets of $1.3 million providing combined gross sales of $8.2 million, compared to $2.7 million in combined gross sales for the same quarter in 2005. For the full year ended December 31, 2006, we reported gross sales of Zanaflex Capsules of $18.1 million and gross sales of Zanaflex tablets of $8.4 million providing combined gross sales of $26.5 million, compared to $5.9 million in combined gross sales for the same period in 2005. Gross sales are recognized using a deferred revenue recognition model, meaning Zanaflex product shipments to wholesalers are recorded as deferred revenue and only recognized as revenue when end-user prescriptions of Zanaflex Capsules and tablets are reported.

Zanaflex Shipments - Zanaflex Capsules shipments for the quarter ended December 31, 2006 were $10.6 million and Zanaflex tablet shipments were $2.0 million providing total shipments of $12.6 million compared to $1.7 million of Zanaflex Capsules shipments and $2.3 million of tablet shipments for total shipments of $4.0 million for the same quarter in 2005. For the year ended December 31, 2006, Zanaflex Capsules shipments were $24.2 million and Zanaflex tablets shipments were $6.7 million providing total shipments of $30.9 million compared to $7.8 million of Zanaflex Capsules shipments and $10.3 million of tablet shipments for total shipments of $18.1 million for the prior year.

We reported net loss of $7.0 million for the quarter ended December 31, 2006, or $0.30 per share, compared to a net loss of $15.8 million, or $75.59 per share, for the same period in 2005. We reported a net loss of $60.0 million for the full year ended December 31, 2006, or $3.27 per share, compared to a net loss of $60.4 million, or $295.27 per share, in 2005.

As of December 31, 2006, we held cash, cash equivalents, and short-term investments of $53.8 million, compared to $13.8 million at December 31, 2005.

Financial Statements

Acorda Therapeutics, Inc

Consolidated Balance Sheet Data

(in thousands)

(Unaudited)

	December 31,	December 31,
	2006	2005
Assets
Cash and cash equivalents	$18,101	$11,761
Short-term investments	35,656	2,001
Finished goods inventory held by the Company	4,701	5,587
Property and equipment, net	1,223	1,707
Intangible assets, net	10,178	5,952
Total assets	$84,368	$33,912

Liabilities and stockholders’ equity (deficit)
Accounts payable, accrued expenses and other liabilities	$14,033	$14,060
Deferred product revenue	20,441	16,736
Total current liabilities	38,910	35,858
Long term liabilities	26,790	23,377
Stockholders’ equity (deficit)	18,669	(116,536)
Total Liabilities and Stockholders’ deficit	$84,368	$33,912

Acorda Therapeutics, Inc

Consolidated Statements of Operations

(in thousands, except per share amounts)

(Unaudited)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2006	2005	2006	2005

Gross sales - Zanaflex	$8,245	$2,684	$26,548	$5,923
Less: discounts and allowances	(560)	(122)	396	(1,114)
Net sales	7,685	2,562	26,944	4,809
Grant revenue	35	152	407	336
Total net revenue	7,720	2,714	27,351	5,145
Less: cost of sales	(3,085)	(2,858)	(7,123)	(5,132)
Gross profit	4,635	(144)	20,228	13

Operating expenses:
Research and development	3,162	3,237	12,055	12,890
Sales and marketing	4,937	3,441	19,079	13,098
General and administrative	3,288	2,096	12,561	8,435
Total operating expenses	11,387	8,774	43,695	34,423

Operating loss	$(6,752)	$(8,918)	$(23,467)	$(34,410)

Other income (expense):
Interest and amortization of debt discount expense	(879)	(702)	(2,553)	(1,526)
Interest income	618	54	1,471	402
Other income	4	—	75	1
	(257)	(648)	(1,007)	(1,123)
Cumulative effect of change in accounting principle	—	—	454	3

Net loss	(7,009)	(9,566)	(24,020)	(35,530)
Beneficial conversion feature, accretion of issuance costs, preferred dividends, and fair value of warrants issued to convertible preferred stockholders	—	(6,212)	(36,007)	(24,849)

Net (loss) allocable to common shareholders	$(7,009)	$(15,778)	$(60,027)	$(60,379)

Net loss per share allocable to common stockholders - basic and diluted	$(0.30)	$(75.59)	$(3.27)	$(295.27)

Weighted average common shares outstanding used in computing net loss per share allocable to common stockholders - basic and diluted	23,093,117	208,732	18,345,543	204,485